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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 11)*	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response. . . 14.5
Falconbridge Limited (Name of Issuer)
Common Shares (Title of Class of Securities)
36104100 (CUSIP Number)

Benny S. Levene
Chief Legal Counsel
Xstrata plc
Bahnhofstrasse 2
Zug, Ch-6301
Switzerland
+41-41-726-6058
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 27, 2006 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.            36104100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Xstrata plc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☒

6.	Citizenship or Place of Organization England and Wales

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 73,665,996
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 73,665,996

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,665,996

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 19.8%

14.	Type of Reporting Person (See Instructions) CO; HC

CUSIP No.            36104100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). 1184760 Alberta Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☒

6.	Citizenship or Place of Organization Canada

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 73,665,996
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 73,665,996

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,665,996

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 19.8%

14.	Type of Reporting Person (See Instructions) CO

Introduction.

        This Amendment No. 11 amends and supplements the Schedule 13D filed on August 24, 2005, as amended by Amendment No. 1 thereto filed on September 6, 2005 and as further amended by Amendment No. 2 thereto filed on February 3, 2006, Amendment No. 3 thereto filed on May 17, 2006, Amendment No. 4 thereto filed on May 18, 2006, Amendment No. 5 thereto filed on June 12, 2006, Amendment No. 6 thereto filed on June 21, 2006, Amendment No. 7 thereto filed on July 7, 2006, Amendment No. 8 filed thereto on July 11, 2006, Amendment No. 9 thereto filed on July 19, 2006 and Amendment No. 10 thereto filed on July 21, 2006 by (i) Xstrata plc and (ii) 1184760 Alberta Ltd. (the "Statement") relating to the common shares of Falconbridge Limited, a corporation organized under the laws of Ontario, Canada. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 4. Purpose of Transaction

        Item 4 is hereby amended and supplemented by adding the following paragraph immediately following the last paragraph thereof:

        "Xstrata announced on July 27, 2006 (the "July 27 Announcement") that it intends to purchase Common Shares through the facilities of the Toronto Stock Exchange, subject to market conditions and applicable law, from time to time commencing on July 28, 2006 until the expiry of the Falconbridge Offer. The aggregate number of Common Shares acquired by Xstrata or any of its subsidiaries through the facilities of the TSX during the period in which the Falconbridge Offer is open for acceptance will not exceed 5% of the outstanding Common Shares.

        The foregoing description of the July 27 Announcement does not purport to be complete and is qualified in its entirety by reference to the full text of the July 27 Announcement, filed as Exhibit 32 hereto, which is incorporated herein by reference."

Item 7. Materials to be Filed as Exhibits.

        Item 7 is hereby amended and supplemented by the filing of the following exhibit herewith:

Exhibit No.	Description
32.	Press Release, dated July 27, 2006.(1)
(1)
Filed herewith.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2006

XSTRATA PLC
By:	/s/ BENNY STEVEN LEVENE Name: Benny Steven Levene Title: Chief Legal Counsel

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2006

1184760 ALBERTA LTD.
By:	/s/ BENNY STEVEN LEVENE Name: Benny Steven Levene Title: Chief Legal Counsel

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